 **mainstemmalt** •••

 **mainstemmalt** Got questions about our @wefunder equity crowdfunding campaign, Mainstem For All? Join us for a press conference hosted by @radcraftbeer tomorrow, May 11 at 1pm PT— we've got answers!

Register in the link in our bio.

#mainstemforall #wefunder #equitycrowdfunding

   

 Liked by **amarti788** and **43 others**

2 DAYS AGO

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